中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 1055)

OVERSEAS REGULATORY ANNOUNCEMENT
UNUSUAL PRICE AND TRADING VOLUME MOVEMENTS

This announcement is published pursuant to rule 13.09(1) and (2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "Listing Rules").

China Southern Airlines Company Limited (the "Company") has published the "Announcement on material issue and suspension of trading of the shares of China Southern Airlines Company Limited" on the website of Shanghai Stock Exchange, the full text of which is set out below for information purpose only.

UNUSUAL PRICE AND TRADING VOLUME MOVEMENTS

The board of directors (the "Board") of the Company has also noted the increase in price and trading volume of the H shares of the Company, and wishes to state that the Board is not aware of any reasons for such increase in price and trading volume of the H shares of the Company, save as disclosed in the following overseas regulatory announcement. The Board confirms that there are no other negotiations or agreements relating to intended acquisitions or realisations which are discloseable under rule 13.23 of the Listing Rules, and neither is the Board aware of any other matter discloseable under the general obligation imposed by rule 13.09 of the Listing Rules, which is or may be of price-sensitive nature, save as disclosed in the following overseas regulatory announcement.

SUSPENSION OF TRADING

At the request of the Company, trading in the H shares of the Company was suspended from 2:54 p.m. on 26 November 2008 and will continue to be suspended until further notice.

By Order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei
Joint Company Secretaries

Guangzhou, the People's Republic of China
26 November 2008

As at the date of this announcement, the directors of the Company include Liu Shao Yong, Li Wen Xin, Wang Quan Hua, Si Xian Min, Tan Wan Geng, Xu Jie Bo and Chen Zhen You as executive directors; and Wang Zhi, Sui Guang Jun, Gong Hua Zhang and Lam Kwong Yu as independent non-executive directors.

Stock Short Name: CSA　　Stock Code: 600029　　Announcement No.: Lin 2008-34

Announcement on Material Issue and Suspension of Trading of the Shares of China Southern Airlines Company Limited

All members of the board (the "Board") of directors (the "Directors") jointly and severally warrant the truthfulness, accuracy and completeness of the contents of this announcement, and accept responsibility for any misrepresentations, misleading statements or material omissions contained herein.

China Southern Airlines Company Limited (the "Company") received a notice from China Southern Air Holding Company (the controlling shareholder of the Company) ("CSAHC") on 26 November 2008,which stated that CSAHC had recently received "Notice on 2008 state-owned capital operation budget (allocation) granted by the Ministry of Finance to China Southern Air Holding Company" （《財政部關於下達中國南方航空集團公司2008年中央國有資本經營預算（撥款）的通知》） (Cai Qi 【2008】 No. 316) issued by the Ministry of Finance. According to the notice, the 2008 state-owned capital operation budget granted by the Ministry of Finance to CSAHC amounted to RMB 3 billion, which shall be applied to increase the State capital of CSAHC.

The Board had made inquiries to the executive Directors and CSAHC (the controlling shareholder of the Company) in respect of the abovementioned. CSAHC is considering to inject the said fund to the Company. The Company is also planning for a proposed non-public share subscription of the Company, which will be subject to further policy consultation with and proposal review by the relevant government authorities within 10 working days from the date of this announcement, therefore there are uncertainties over the relevant issues.

In order to protect the interests of investors and avoid causing material impact on the share price of the Company, trading of the shares of the Company will suspend from 27 November 2008 onwards at the request of the Company.

The Company hereby undertakes that, if the Company fails to make consultation to or obtain confirmation from the relevant government authorities in respect of the material issues within 10 working days from the date of suspension of the Company's shares (including such date), or the relevant preliminary proposal is not approved, the Company will make a separate announcement and apply for the resumption of trading of its shares. During the period of suspension, the Company will announce once a week on progress of the issue.

The Board of Directors of
China Southern Airlines Company Limited

26 November 2008